EXHIBIT 99.3
Media release

Rio Tinto Teams Up with Caterpillar for Zero-Emissions Autonomous Trucks

14 September 2021

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto and Caterpillar have signed a Memorandum of Understanding (MoU) for Caterpillar’s development of zero-emissions autonomous haul trucks for use at one of Rio Tinto’s Western Australian mining operations.
The collaboration will see Rio Tinto work with Caterpillar to advance the development of the manufacturer’s future 220-tonne 793 zero-emissions autonomous haul truck including the validation of Caterpillar’s emerging zero-emissions technology.
Rio Tinto and Caterpillar will progress a series of development milestones to include a 793 prototype pilot program, testing and pre-production trials.
It is anticipated that the world’s first operational deployment of approximately 35 new Caterpillar 793 zero-emissions autonomous haul trucks will be at Gudai-Darri once development is complete. Gudai-Darri is Rio Tinto’s most technically advanced iron ore mine, in the Pilbara, Western Australia
Rio Tinto’s Chief Commercial Officer Alf Barrios said “Our ambition to reach net zero emissions across our operations is a priority. Reaching this ambition will require new and innovative solutions and partnerships with supplier partners like Caterpillar. This collaboration represents a small but important step on that journey.
“We look forward to working together to validate these zero-emissions haul trucks in just a few years’ time. The advanced technology at Gudai-Darri puts it at the forefront of new mining operations globally and we look forward to adding Caterpillar zero-emissions haul trucks to the site.”
Caterpillar Group President Denise Johnson said, “The integration of autonomy with a zero-emissions fleet demonstrates Rio Tinto’s commitment to reach net zero emissions.
“By leveraging these technologies across their sites, Rio Tinto can more safely increase productivity, efficiency and be more sustainable. We are pleased to be part of Rio Tinto’s sustainability journey and look forward to building on our long-standing collaboration.”
In June, Rio Tinto announced it would deploy the world’s first fully autonomous water truck at Gudai-Darri, which will also be produced by Caterpillar. Rio Tinto is assessing multiple project scopes for Gudai-Darri Phase 2 as part of an ongoing $44 million pre-feasibility study.
View source version on businesswire.com: https://www.businesswire.com/news/home/20210914006181/en/

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